Exhibit 99.3
March 1, 2010
Mr. Andrew R. Agosto
Vice President
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
Dear Mr. Agosto:
     At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2009, to the Carrizo Oil & Gas, Inc. (Carrizo) interest in certain properties located in Denton, Erath, Hill, Hood, Jack, Johnson, Parker, Tarrant and Wise counties, Texas. This report was completed as of the date of this letter. This report was prepared to provide Carrizo with Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the reserves represented by this report comprise 94.7% of Carrizo’s total proved reserves. We believe our methods and procedures are sufficient to allow a reliable estimation of reserves for public disclosure. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC reserve definitions, guidelines and applicable financial accounting rules.
     Summarized below are LPC’s estimates of net reserves and future net cash flow. Future net revenue is prior to deducting estimated production and ad valorem taxes. Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes. The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value. We estimate the net reserves and future net cash flow to the Carrizo interest, as of December 31, 2009, to be:

	Net Reserves			Future Net Cash Flow (M$)
	Oil	NGL	Gas		Present Worth at
Category	(Barrels)	(Barrels)	(Mcf)	Total	10%

Proved Developed
Producing	96,802	4,169,099	224,249,296	$429,651	$216,758
Non-Producing	8,238	441,206	57,317,156	$94,745	$43,008
Proved Undeveloped	197,210	6,485,249	219,729,550	$226,616	$24,666

Total Proved(1)	302,250	11,095,554	501,296,002	$751,012	$284,432

1)	The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.
     The oil reserves include crude oil, condensate, and gas plant liquids (NGL). Oil and NGL reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.
4600 Greenville Avenue, Suite 160 • Dallas, Texas 75206
Phone (214) 363-3337 • Fax (214) 363-1608

     The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.
     Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry. The reserves in this report have been estimated using deterministic methods. The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history. Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, reservoir and well performance, as well as volumetric considerations. In some instances, comparisons were made to similar properties for which more complete data were available. We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.
     The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices. Historical prices through December 2009 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices. In addition, future changes in environmental and administrative regulations may significantly affect the ability of Carrizo to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.
     Prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2009. Oil prices are referenced to the December 31, 2009 West Texas Intermediate (WTI) physical price of $58.05 per barrel, as posted by Plains All American Pipeline, L.P.(Plains), adjusted for gravity, crude quality, transportation fees, and regional price differentials. Gas prices are referenced to a WAHA physical price of $3.373 per MMBtu as posted by Platts Daily Gas, and are adjusted for energy content, transportation fees, and regional price differentials. NGL prices are calculated as a historical percentage of the WTI price and are referenced to a WTI physical price of $57.65 per barrel, as posted by Plains, adjusted for transportation fees and regional price differentials. These reference prices are held constant in accordance with SEC guidelines.
     Lease and well operating expenses are based on data obtained from Carrizo. Expenses for the properties operated by Carrizo include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses. Leases and wells operated by others include all direct expenses as well as general, administrative, and overhead costs allowed under the specific joint operating agreements. Costs for all properties have been divided into fixed field operating costs and variable per-well costs. Based on information supplied by Carrizo, gas gathering and transportation costs are such that royalty interest owners assume their proportionate share of these costs. Lease and well operating costs are held constant in accordance with SEC guidelines.
4600 Greenville Avenue, Suite 160 • Dallas, Texas 75206
Phone (214) 363-3337 • Fax (214) 363-1608

     Capital costs and timing of all investments have been provided by Carrizo and are included as required for workovers, new development wells, and production equipment. Carrizo has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled. Carrizo’s estimates of the cost to plug and abandon the wells net of salvage value are included and scheduled at the end of the economic life of individual properties. These costs are held constant.
     Severance tax rates for all properties are calculated based on applicable State of Texas guidelines for High Cost Gas Exemption. Capital investments necessary to determine these severance tax rates have been provided by Carrizo.
     LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the Carrizo interest. Our projections are based on the Carrizo interest receiving its net revenue interest share of estimated future gross oil and gas production.
     Technical information necessary for the preparation of the reserve estimates herein was furnished by Carrizo or was obtained from state regulatory agencies and commercially available data sources. No special tests were obtained to assist in the preparation of this report. For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Carrizo including the extent and character of the interest evaluated.
     An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC. The costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.
     The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report. In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements. Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.
     The reserves included in this report are estimates only and should not be construed as exact quantities. They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations. A portion of these reserves is for undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production and volumetric estimates. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. It may be necessary to revise these estimates up or down in the future as additional performance data become available. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.
4600 Greenville Avenue, Suite 160 • Dallas, Texas 75206
Phone (214) 363-3337 • Fax (214) 363-1608

     This report is solely for the use of Carrizo, its agents, and its representatives in their evaluation of these properties and is not to be used, circulated, quoted, or otherwise referenced for any other purpose without the express written consent of the undersigned. Persons other than those to whom this report is addressed shall not be entitled to rely upon the report unless it is accompanied by such consent.
     The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis. Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd. State of Texas Registration Number F-1360

By:	/s/ Al lakovakis

Al lakovakis
Manager of Unconventional Resource Evaluation
Senior Staff Engineer

By:	/s/ William M. Kazmann William M. Kazmann
Licensed Professional Engineer
State of Texas No. 45012
Al:mk
09-918

Please be advised that the digital document you are viewing is provided by LaRoche Petroleum Consultants, Ltd. (LPC) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by LPC. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.
4600 Greenville Avenue, Suite 160 • Dallas, Texas 75206
Phone (214) 363-3337 • Fax (214) 363-1608